                                                                                                               Exhibit 12(a)

                            CNF TRANSPORTATION INC.
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
<CAPTIONS>

                                                           Year Ended December 31,
                                     1997               1996               1995               1994               1993
                                                           (dollars in thousands)
Fixed Charges:
 Interest Expense                $ 39,553           $ 39,766           $ 33,407           $ 27,065           $ 29,890
 Capitalized Interest               2,077              2,092                731                793                531
 Preferred Dividends               12,377             12,645             12,419             12,475             12,551
Total Interest                     54,007             54,503             46,557             40,333             42,972

Interest Component of
  Rental Expense (1)               35,607             28,521             29,210             28,776             27,832

Fixed Charges                      89,614             83,024             75,767             69,109             70,804
 Less:
 Capitalized Interest               2,077              2,092                731                793                531
 Preferred Dividends               12,377             12,645             12,419             12,475             12,551
  Net Fixed Charges              $ 75,160           $ 68,287           $ 62,617           $ 55,841           $ 57,722

Earnings:
 Income from continuing
   operations before Taxes       $221,814           $147,132           $152,942           $165,129           $ 66,202
 Add: Net Fixed
  Charges                          75,160             68,287             62,617             55,841             57,722
  Total Earnings                 $296,974           $215,419           $215,559           $220,970           $123,924

Ratio of Earnings to
 Fixed Charges:
   Total Earnings                $296,974           $215,419           $215,559           $220,970           $123,924
   Fixed Charges (2)               89,614             83,024             75,767             69,109             70,804

   Ratio                              3.3 x              2.6 x              2.8 x              3.2 x              1.8 x

(1)  Prior years have been restated for change in method of computing interest component of rental expense.
(2) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.